FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 333-04918

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

(Translation of registrant’s name into English)

Huerfanos 1234

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

TABLE OF CONTENTS

Item
1.	Translation of letters to the Stock Exchanges and the Superintendent of Banks and Financial Institutions, dated December 20, 2004, informing them of newly released essential information.

Item 1

Santiago, December 20, 2004

To:

Bolsa Electrónica de Chile

Stock Exchange

By Hand

Bolsa de Corredores

Stock Exchange

By Hand

Bolsa de Comercio de Santiago

Stock Exchange

By Hand

Mr.

Enrique Marshall R.

Superintendent of Banks and

Financial Institutions

By Hand

Dear Sirs:

Pursuant to current legal and regulatory precepts, we would like to inform you as essential information, that at an ordinary meeting of the board of directors of Banco Bilbao Vizcaya Argentaria, Chile, held on December 15, 2004, the resignation of the head Director, José Fonollosa García, was accepted, who, in compliance with the by-laws of this Banking Institution, will be replaced by the first Alternate Director, Carlos Area Usatorre.

The present communication is issued in compliance with the provisions of Articles 9 and 10 of Law 18,045, and Chapters 18-10 of the Superintendency of Banks and Financial Institutions’ Updated Compendium of Rules, inasmuch as it is a fact that constitutes essential information regarding this Banking Company.

With nothing further at this time, we remain very sincerely,

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Ramón Monell Valls

General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO BILBAO VIZCAYA ARGENTARIA, CHILE

Date: December 27, 2004	By:	/s/ Ramón Monell Valls
	Name:	Ramón Monell Valls
	Title:	Chief Executive Officer